Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”) 385 Inverness Pkwy, Suite 105 Englewood, CO 80112 USA

Item 2	Date of Material Change

January 23, 2024

Item 3	News Release

Intermap issued a press release on January 23, 2024 through Globe Newswire. The press release was filed under Intermap’s corporate profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On January 23, 2024, Intermap entered into a $20 million contract with an Indonesian state-owned enterprise to map the Island of Sulawesi, Indonesia in 2024 (the “Contract”) using its interferometric synthetic aperture radar (“IFSAR”) technology.

Item 5.1	Full Description of Material Change

The Contract is the first phase of the Indonesian national topographic basemap program to create a national digital basemap as part of Indonesia’s One Map program to map approximately 17,000 islands, spanning Indonesia’s entire territory, covering equatorial Southeast Asia. The first phase of the project, covered under the Contract, represents 10% of the country’s land area and 10% of the One Map program.

Under the terms of the Contract, which is subject to additional amended terms and conditions regarding subcontractors for the final allocation of taxes for goods and services, Intermap will provide collection, processing and delivery of elevation data and imagery data as part of a consortium of other local operators. The entire area will be captured using airborne IFSAR, a synthetic aperture radar-based native 3D collection technology.

Intermap has an exclusive partnership with the subsidiary of a state-owned enterprise, PT Pratama Persada Airborne (“PPA”) to carry out the work under the Contract. The partnership combines Intermap’s patented IFSAR collection technology and data processing expertise with PPA’s local knowledge, resources and government support. Together, the companies provide a mapping solution for the first phase of the Indonesian national mapping program and future work under the One Map program.

A copy of the Contract is available under Intermap’s corporate profile on SEDAR+ at www.sedarplus.ca.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

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Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact: Patrick Blott, Chief Executive Officer Tel: (303) 708-0955

Item 9	Date of Report

February 2, 2024

Advisories

Forward-Looking Statements and Information

Certain information provided in this material change report, including reference to the scope and timing of additional phases of the One Map program and expected follow-on task orders and the methods of mapping to be used in performing the services under the Contract, constitutes forward-looking statements. The words “expect”, “will”, “subsequent”, “future” and other similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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